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FEB 28 2008

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 51454

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/07___ AND ENDING ___12/31/07___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J.S.H. Trading, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

67 Wall Street, 22nd Floor

(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

OFFICIAL USE ONLY

FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jeffrey Haas   (917) 495-7513

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Greenberg & Company

(Name – *if individual, state last, first, middle name*)

One Bradley Road, Suite 710	Woodbridge	CT	06525
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 3 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, ___Jeffrey Haas_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

___J.S.H. Trading, LLC_____ , as

of ___December 31_____ , 20 _07_____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____

Signature

MANAGING MEMBER

Title

Notary Public

This report ** contains (check all applicable boxes):

☑ (a) Facing Page.
☑ (b) Statement of Financial Condition.
☑ (c) Statement of Income (Loss).
☑ (d) Statement of Changes in Financial Condition.
☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☑ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☑ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JSH TRADING, LLC

FINANCIAL STATEMENTS

AS OF AND FOR THE YEAR ENDED
DECEMBER 31, 2007

GREENBERG & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS
One Bradley Road
Suite #710
Woodbridge, Connecticut 06525
Telephone 203-397-1468 ~ Fax 203-397-1475

LAURENCE E. GREENBERG, CPA   LUCIANN HEALEY, CPA

REPORT OF INDEPENDENT ACCOUNTANTS

JSH Trading, LLC

We have audited the accompanying statement of financial condition of JSH Trading, LLC (the Partnership), as of December 31, 2007, and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JSH Trading, LLC at December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 171 of the American Stock Exchange. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Greenberg and Company

February 18, 2008
Woodbridge, Connecticut

JSH TRADING, LLC

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2007

ASSETS

Cash	$	95,719
Options, at market value		38,877,261
Stocks, at market value		39,174,289
Dividends Receivable		45,615
Due from Broker		7,538,091
Furniture and Equipment, net of accumulated depreciation of $61,713		82,081
Other Assets		68,153
TOTAL ASSETS	**$**	**85,881,209**

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:

Stocks, at market value	$	50,296,836
Options, at market value		25,582,745
Due to Broker		2,849,544
Accounts Payable		65,371
Accrued Expenses		801,815
Dividends Payable		53,215
TOTAL LIABILITIES	**$**	**79,649,526**

MEMBERS' EQUITY:

Total Members' Equity (see Statement of Changes in Members' Equity)	$	6,231,683
TOTAL LIABILITIES AND MEMBERS' EQUITY	**$**	**85,881,209**

The accompanying notes are an integral part of these financial statements.

JSH TRADING, LLC

INCOME STATEMENT

FOR THE YEAR ENDED DECEMBER 31, 2007

GROSS INCOME:

Realized gains and losses from trading		9,307,134	
Unrealized gains and losses from trading	$	(1,027,823)	
Interest Income		1,902,086	
Dividend Income		1,527,926	
Miscellaneous Income		35,000	
TOTAL REVENUE			$ 11,744,323

EXPENSES:

Salaries and Wages	$	1,076,900	
Guaranteed Payments		190,000	
Clearing Costs		2,616,267	
Interest Expense		1,512,857	
Computer Consulting		344,041	
Dividend Expense		594,801	
Equipment Rental		11,257	
Charitable Contributions		532	
Parking		6,853	
Floor Brokerage		2,275	
Professional Fees		191,747	
Computer software and equipment		197,040	
Rent		64,559	
Quotations and Research		337,578	
Exchange Fee		224,230	
Licenses and Permits		25,618	
Dues and Subscriptions		31,847	
Education and Seminars		697	
Travel and Entertainment		54,129	
Office		3,042	
Printing and Postage		634	
Telephone and Utilities		103,574	
Insurance		4,735	
Payroll taxes and fringe benefits		60,728	
Depreciation		46,385	
TOTAL EXPENSES			7,702,326
NET INCOME			$ 4,041,997

The accompanying notes are an integral part of these financial statements.

JSH TRADING, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2007

	TOTAL	99% MANAGING MEMBER	0.50% MEMBER	0.50% MEMBER
Members' Equity - January 1, 2007	$ 2,789,686	$ 1,744,353	$ 1,032,986	$ 12,346
Distributions	$ (600,000.00)	$ (600,000.00)	-	-
Net Income	$ 4,041,997	4,001,577	20,210	20,210
Members' Equity - December 31, 2007	$ 6,231,683	$ 5,145,930	$ 1,053,196	$ 32,556

JSH TRADING, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2007

Cash flows from operating activities:		
Net Income		$ 4,041,997
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation	$ 46,385	
Unrealized gains and losses from trading	1,027,823	
Realized gains and losses from trading	(9,307,134)	
Interest Income	(1,902,086)	
Dividend Income	(1,527,926)	
Miscellaneous Income	(35,000)	
Clearing Costs	2,616,267	
Interest Expense	1,512,857	
Dividend Expense	594,801	
Miscellaneous	10,622	
(Increase) decrease in operating assets:		
Other Assets	(2,825)	
Increase (decrease) in operating liabilities:		
Accounts Payable	112,089	
Accrued Expenses	717,751	
Total adjustments		(6,136,376)
Net cash provided by operating activities		(2,094,379)
Cash flows from investing activities		
Transfers from securities trading account	2,800,000	
Purchase of computer equipment	(66,526)	
Net cash provided by investing activities		2,733,474
Cash flows from financing activities		
Distributions to Member	$ (600,000)	
Net cash used in financing activities		(600,000)
Cash at beginning of year		$ 56,624
Cash at end of year		$ 95,719

1. **Organization and Nature of Business**

   JSH Trading, LLC, (The Partnership), is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the *Financial Industry Regulatory Authority (FINRA)* formally known as NASD. The Partnership is a New York limited liability company.

2. **Significant Accounting Policies**

   Basis of Presentation

   The financial statements include the accounts of the Partnership. The Partnership is engaged in a single line of business as a securities broker-dealer, which comprises primarily principal transactions funded by the member's capital contributions. There are no customers.

   Securities Transactions

   Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into are reported on a settlement date basis. Securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

   Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by management, if necessary. As of December 31, 2007, all marketable securities had a readily determinable market value.

   Commissions

   Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

   Use of Estimates

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Depreciation

   Depreciation is provided on a straight-line basis using an estimated useful life of five years. Property under capital lease is amortized over the lives of the respective leases or the estimated useful lives of the assets. Amortization is included with depreciation expense.

Notes to financial statements, continued

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Partnership has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Income Taxes

The Partnership is a pass-through entity for Federal and State income taxes. Income taxes on the Partnership's earnings are the responsibility of the members of the Limited Liability Company. Accordingly, no provision has been made for federal or state income taxes in the accompanying financial statements

3. Receivable From and Payable to Broker

The amounts on the statement of Financial condition titled due to and due from broker represent amounts receivable and payable for securities transactions that have not reached their contractual settlement date.

4. Securities

Marketable Securities owned and sold, not yet purchased, consist of trading and investment securities at market value, as follows:

	Owned	Sold, Not yet Purchased
Corporate Stocks	$39,174,289	$50,296,836
Options	38,877,261	25,582,745
Total	$78,051,550	$75,879,581

5. Net Capital Requirements

The Partnership is exempt from the Securities and Exchange Act Net Capital Rule pursuant to paragraph 15c3-1(b)(1). JSH Trading, LLC is a Market Maker (as defined), in listed options on the American Stock Exchange, and, therefore, is excluded from Rule 15c3-1(b)(1). The partnership is subject to Rule 110 of the American Stock Exchange which provides for a minimum tentative net capital requirement, (as defined), of $15,000 per trader, for at total of $45,000. In addition, as the Partnership does not participate in any off-floor trading, reductions for haircuts do not apply. The partnership had tentative net capital of $6,081,449 as of December 31, 2007, which exceeds the minimum requirement by $6,036,449. Schedule 1, attached, provides the tentative net capital requirement calculation.

6. Securities and Exchange Commission Rule 15c3-3 Exemption

The Partnership is exempt from the objectives stated in rule 15c3-3 under paragraph k(2)(ii) due to the fact that the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities.

7. Commitments and Contingent Liabilities

The Partnership leases office space in New York City under an operating lease. The lease is renewed annually and calls for monthly rental payments of $4,595, plus associated fees. Total rent expense for the year ended December 31, 2007 was $64,559.

8. Capital Lease

In 2005, the Partnership entered into a capital lease for computer equipment. Future minimum lease payments under this non-cancelable lease total $951 through the end of the lease term, which is January of 2008. Interest in the amount of $10,395 has been included in equipment rental expense.

9. Partnership Agreement

Net operating profits and losses will be allocated to the members in accordance to section 4.2 of the Partnership Operating Agreement.

10. Investment

On March 20, 2006, the Partnership entered into an agreement to purchase 50 shares of floating rate preferred stock of its clearinghouse, per the terms of an agreement titled the Private Placement Memorandum ("the agreement"). This investment of $50,000 has been included in other assets. The agreement contains certain financial convenants, which have been met by the Partnership as of December 31, 2007.

JSH TRADING, LLC

COMPUTATION OF NET CAPITAL UNDER
RULE 110 OF THE
AMERICAN STOCK EXCHANGE

AS OF DECEMBER 31, 2007

Schedule I

Net Capital			
Total Members' Equity			$ 6,231,683
Deduct Members' Equity not allowable for net capital			-
Total Members' Equity qualified for net capital			6,231,683
Deductions			
Nonallowable assets			
Computer Equipment, net of accumulated depreciation	$	82,081	
Other assets		68,153	
Total Deductions			(150,234)
Tentative Net Capital			$ 6,081,449
Tentative Net Capital Requirement ($15,000 per trader)			$ 45,000
Excess Tentative Net Capital			$ 6,036,449

Greenberg & Company ·

Certified Public Accountants

One Bradley Road
Suite 710
Woodbridge, Connecticut 06525
Telephone (203) 397-1468 Facsimile (203) 397-1475

LAURENCE E. GREENBERG, CPA   **LUCIANN HEALEY, CPA**

JSH Trading, LLC:

In planning and performing our audit of the financial statements and supplemental schedules of JSH Trading, LLC (the Partnership), for the year ended December 31, 2007, we considered its internal control, including control activated for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including tests of such practices and procedures that we considered relevant to the objectives stated in rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-3.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In the fulfilling of this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of the internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and · procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in

amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other that these specified parties.

Greenberg and Company

February 18, 2008
Woodbridge, Connecticut

END